 FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2015

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima
TABLE OF CONTENTS

ITEM
1                     Translation of letter to the Buenos Aires Stock Exchange dated January 8, 2015.

TRANSLATION

Autonomous City of Buenos Aires, January 8, 2015

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: General Ordinary Shareholders’ Meeting of YPF S.A. to be held on February 5, 2015

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 74 of the Buenos Aires Stock Exchange Regulations.

In that connection, we enclose the call notice to be published in the daily Gazette of the Buenos Aires Stock Exchange.

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

TRANSLATION

YPF SOCIEDAD ANÓNIMA
CALL NOTICE

The Shareholders are hereby called to a General Ordinary Shareholders' Meeting to be held on February 5, 2015 at 12:00 p.m. at the Company's offices located at Macacha Güemes 515, Autonomous City of Buenos Aires, to consider the following:

AGENDA:
1.	Appointment of two Shareholders to sign the minutes of the Meeting.

2.
Consideration of an increase in the amount of the Company's Global Medium-Term Negotiable Obligations Program, which was approved by the National Securities Commission (Comisión Nacional de Valores) through Resolution No. 15,896, dated June 5, 2008, and its respective extensions, in the amount of US$3,000,000,000, to reach an aggregate maximum nominal amount at any time outstanding under the Program of US$8,000,000,000.

NOTES:

1)   The Shareholders are reminded that the Register of Book-entry Shares of the Company is kept by Caja de Valores S.A., located at 25 de mayo 362, Autonomous City of Buenos Aires. Therefore, under Section 238 of Law No. 19,550, in order to attend the meeting they must obtain a certificate of the account of book-entry shares issued to that effect by Caja de Valores S.A. and submit the certificate for registration in the Register of Attendance to Meetings at the corporate offices located at Macacha Güemes 515, Autonomous City of Buenos Aires, during business days from 10:00 a.m. to 1:00 p.m. and from 3:00 p.m. to 5:00 p.m. until January 30, 2015 inclusive. The Company will provide the shareholders with receipts that will enable them to attend the Meeting.

2)   Shareholders who are foreign entities are reminded that under Resolution 7/2005 of the Superintendency of Corporations (Inspección General de Justicia), in order to attend the Meeting they must comply with Section 123 of Law No. 19,550.  Likewise, in accordance with the provisions of Section 22 Chapter II, Title II of the National Securities Commission Regulations (Comisión Nacional de Valores) (N.T. 2013) approved by Resolution No. 622/2013 of the Commission, at the time of providing notice of attendance and at the time of actual attendance, they must demonstrate, with respect to the holders of shares and their representatives, respectively, the following information: name, surname and identity document or corporate name and incorporation information, as the case may be, and the other information specified in the regulation.

3)  The Shareholders are required to arrive at the location designated for the General Shareholders' Meeting at least 15 minutes prior to the time indicated above in order to facilitate accreditation and registration of attendance. No accreditations will be accepted outside the stated time.

TRANSLATION

The Board of Directors.

Miguel Matías Galuccio, President of YPF S.A., appointed as Director pursuant to the General Ordinary and Extraordinary Shareholders' Meeting Minutes No. 40 and President pursuant to the Board of Directors Minutes No. 355, both dated April 30, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: January 8, 2015	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer